AEM SPA

SEC MAIL PROCESSING RECEIVED
NOV 21 2007
WASH. D.C. 186 SECTION

FILE NO. 82-4911

N.
(da citare nella risposta)

AFG/SLS/SES/238/2007/MAN/cg

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
(U.S.A.)

BY COURIER

November 16, 2007

Attention: Special Counsel, Office of International Corporate Finance

SUPPL

Dear Sir or Madam,

Please find enclosed a copy, translated in English, of the Press release.

Please do not hesitate to contact the undersigned in Milan (Italy) at 00-39-02-7720-3089, should you have any questions.

07028195

Very truly yours,

Maria Angela Nardone
Company Secretary

PROCESSED
NOV 30 2007
THOMSON
FINANCIAL

Encl.

AEM SPA

PRESS RELEASE

QUARTERLY RESULTS AT 30 SEPTEMBER 2007 APPROVED

Although income was essentially the same as the same period in 2006, gross earnings rose 2.3% (to 1,088 million euros)

A significant fall in net indebtedness to 4,596 million euros (860 million less than the same quarter of 2006 and 319 less than at the end of the 2006 financial year).

Milan, 14 November 2007 - The Board of Directors of AEM S.p.A. met today and examined the consolidated quarterly results for the AEM Group At 30 September.

Principal consolidated results[1]:

Millions of euros	01/01/2007 30/09/2007	01/01/2006 30/09/2006 *restated*[2]	Change	3° QTR. 2007	3° QTR 2006 *restated*	Change
Revenues	5,037	5,054	(17)	1,616	1,555	61
Gross Earnings	1,088	1,064	24	335	343	(8)
Net Earnings	624	616	8	171	200	(29)
Earnings Before Taxes	466	457	9	107	157	(50)
Net Profit of the Group	162	223	(61)	46	34	12

Millions of euros	30-Sep-2007	31-Dec-06 *restated*	Change	30-Sep-06 *restated*	Change
Net financial debt	(4,596)	(4,915)	319	(5,456)	860

1 In continuity with the previous period, the consolidated income statement incorporates through Delmi the proportional consolidation at 50% of the TdE/Edison Group. 70% of the consolidated results of the Ecodeco Group were allocated to minorities, for the period 1 January 2007 to 30 June 2007. From 1 July 2007, 100% of the consolidated results were incorporated. Note that in the consolidated income statement of the AEM Group at 30 September the Ecodeco Group had only been fully incorporated from 1 April 2006, with attribution of 70% Net Profit to minorities, while previously (from 1 January 2006 to 31 March 2006) it had been valued by the net equity method according to the percentage share held by AEM S.p.A., equal to 30%.
The shareholding in ACSM S.p.A, equal to 20%, is also consolidated at equity, as of 1 January 2007. Moreover, the shareholding in AGAM S,p,A, equal to 24.99% - valued at cost before the acquisition of a further 7.497% occurred in the second quarter of 2007, is valued at equity as of 1 January 2007.
The purchase of the ordinary shares of Edipower S.p.A., obtained by the call options exercised by AEM S.p.A. and Edison S.p.A. in July 2007, has had no effect on the consolidation area, since the percentage consolidation of Edipower S.p.A. already included all the shares covered by the call options (by virtue of which the shares were purchased on 31 July 2007) and the put options (by virtue of which the shares will be transferred in January 2008).

2. To ensure that the financial information is comparable after the modification of the accounting policy as a consequence of the application of the IAS 32 subsection 23, to the option contracts between AEM S.p.A. and Dolomiti Energia S.p.A. and between AEM S.p.A. and Società Elettrica Altoatesina SEL S.p.A. relative to a portion of their shareholding in Delmi S.p.A., the financial results at 30 September 2007 (and consequently at 31 December 2006) have been restated and include as financial charges the variations, arising from the passage of time, in the current value of the debt relative to the counter-value of such options; in this way comparability with the financial data at 30 September 2007 is ensured.

Economic and financial results

In the first nine months of 2007, the demand for electrical energy in Italy showed no growth, compared to the corresponding period of the previous year. In the same period, consumption of natural gas fell 4.9%, due to the particularly mild winter.

Although the demand scenario was not favourable, the AEM Group registered higher industrial profitability than in the first none months of the 2006 financial year, although this period had also benefited from effects attributable to the *gas emergency* phenomenon, due to the group's production mix.

In the period we are looking at, income totalled 5,037 million euros, slightly less than the figure for the first nine months of 2006 (-17 million euros). Specifically, the increase in turnover resulting from increased sales of electrical energy and revenues from the environment sector was more than compensated for by the fall in revenues attributable to the lower volumes of gas and heat distributed and sold by the Group.

Gross earnings totalled euro 1,088 million, 2.3% higher than in the previous year. Increased availability of production capacity and careful energy portfolio management of the "sources and uses", optimisation of the gas procurement sources portfolio and non-recurring positive effects in the same sector, as well as the positive contribution made by the Ecodeco group's waste & power business, attenuated the economic impact of the fall in gas and heat volumes sold caused by the mild winter.

Net Earnings totalled 624 million euros, up by 1.3% compared to the same period of the previous year, owing to the increased gross earnings, partially offset by higher depreciation and lower provisions.

Income taxes totalled 194 million euros (95 million euros at 30 September 2006) due to a higher fiscal load for the Delmi Group. As a result, after deducting the 109 million euros' profit of minorities of the Delmi Group and Ecodeco Group, **the Net earnings of the Group totalled 162 million euros (223 million at 30 September 2006).**

The net indebtedness of the Group fell to 4,596 million euros at 30 September2007, a fall of **319 million euros** from the total at 31 December 2006, and of **860 million euros** from that at 30 September 2006. It should be noted that in July AEM S.p.A. purchased 64% of the share capital of Ecodeco, and Ecodeco S.r.l. purchased 4.16% of the share capital of Fertilvita S.r.l., and the call options on 2% of the share capital of Edipower S.p.A. held by AEM S.p.A., and the call option on 5% of the share capital of Edipower S.p.A. held by Edison S.p.A. (Delmi Group) were exercised, representing consolidated expenditure totalling about 346 million euros, included in the net financial indebtedness reported above at 30 September 2007.

Revenue and volumes

In the first nine months of 2007, AEM Group revenues totalled 5,037 million euros, of which 3,101 million euros are attributable to the proportional consolidation at 50% of the Delmi Group (TdE/Edison) and 112 million euros are attributable to the complete consolidation of the Ecodeco Group financial results.

The slight fall compared to the same period in 2006 may be attributed to lower revenues from the *gas and heat* sector (-8.1%) and the *regulated markets and networks sector* (-10%), offset by higher revenues from the *electricity sector* (+7.2%) and the *waste & power sector* (+33%).

The fall in revenues in the *gas and heat* and *regulated markets and networks* sectors is primarily due to the weather conditions referred to above. In fact, a total of 739 million cubic metres of gas were distributed, 18% less than the volume at 30 September 2006, gas sales to end clients, totalling 2,056 million cubic metres, fell by 20.5%. Volumes of heat sold, at 242 thermal GWh, fell by 16.3%. The electrical energy distributed was equal to 5,620 GWh, slightly less than in the same period of the previous year by 1,8%.

The increase in revenues in the electricity sector can be attributed to the higher amounts marketed by the Group, 14.3% more than in the first nine months of 2006. In particular, in the period in question, AEM marketed 13,068 GWh of electricity (8,834 GWh in the same period in 2006), of which 7,341 GWh to eligible clients and wholesalers (+80.4%). The Delmi Group (TdE/Edison) showed a 1.4% growth in marketed energy, and this too was due to the increase in volumes sold on non-regulated markets.

Group thermoelectric and hydroelectric energy production increased by about 2.7%, from 26,148 GWh in 2006 (net of the Serene contribution) to 26,856 GWh in 2007.

In particular, the production of thermoelectric and hydroelectric energy in AEM power stations, 2,440 GWh and 1,197 GWh respectively, fell slightly compared to 2006. For the thermoelectric production, this decrease is due to the different strategy adopted to offer energy on the primary and secondary markets of the IPEX, focussed on maximising the margin of the Group's production assets, while for the hydroelectric production the decrease was caused by the non-availability of some units at the Premadio power station, which affected the last quarter of 2006 and the first quarter of 2007. Production at Edipower plants fell by an average of 6.9%, since the "gas emergency" that occurred in the first quarter of 2006 caused production at fuel oil powered plants to be maximised during that period, while production at the Edison power stations grew by 10.4%, mainly thanks to the start up of the Torviscosa power station.

Gross Earnings
In the first nine months of the year the gross earnings totalled 1,088 million euros, an increase of 2.3% over the same period of 2006.

The different business sectors of the Group contributed to these results as follows:

Millions	01/01/2007 30/09/2007	01/01/2006 30/09/2006 *restated*	3° QTR. 2007	3° QTR. 2006 *restated*
	Total	**Total**	**Total**	**Total**
Electricity	755	765	279	263
Gas and Heat	206	187	25	52
Regulated markets & networks	116	122	31	28
Waste & Power	50	29	16	12
Services	(38)	(41)	(15)	(10)
Other	(1)	2	(1)	(2)
TOTAL	**1,088**	**1,064**	**335**	**343**

In the ***electricity sector*** the slight fall in gross earnings (-10 million euros) is mainly attributable to the comparison with the same period of 2006, which benefited from extraordinary revenues due to the *gas emergency* and the sale of *emission trading* certificates from 2005. Higher amounts of electricity marketed, careful energy portfolio management of the sources/uses, thanks also the greater availability of own sources in the Delmi Group (Tde/Edison), together with the dynamic growth in prices on the IPEX in the last months of the period in question, attenuated the fall in gross earnings recorded at 30 June 2007.

The gross earnings of the **gas and heating pipeline** were higher than in the first nine months of 2006 (+19 million euros). Earnings in this sector benefited from the release of the provision made in the last financial year by Edison and AEM as a result of the publication of deliberation no. 79/07, which supplemented and amended deliberations no. 248/04 and 298/05 from the AEEG (the Italian Regulatory Authority for Energy and Gas), the fact that Plurigas did not make use of the strategic storage, due to the mild weather that characterised the first months of the year, and careful management of the procurement sources portfolio, which meant that arbitrage transactions could be carried out during the summer. These positive components more than compensated for the lower margins created by the contraction in gas and heat sales recorded in the period in question.

The *waste & power* sector contributed 50 million euros (29 million at 30 September 2006) to the gross earnings. In the first quarter of 2006 Edodeco's results were consolidated according to the net equity method: considering that in the first quarter of 2006, gross earnings totalled 12 million euros, the pro-forma gross earnings have increased by 21.9%.

Net Earnings
As a result of the changes reported above, and after depreciation, provisions and write-downs totalling 464 million euros, net earnings totalled 624 million euros (616 million at 30 September 2006).

Financial Balance
Financial Balance present a loss of 162 million euros (at 30 September 2006 the loss was 159

million euros). Despite a fall in net indebtedness even while interest rates have been rising, the increase in financial costs is mainly attributable to interest on tax liabilities.

Income taxes

Income taxes totalled 194 million euros (95 million euros at 30 September 2006). Among the main causes of the significant increase in the tax burden it should be noted that the income statement for the first half of 2006 incorporated extraordinary income due to the release of the deferred taxation fund after realignment of the fiscal asset to the corresponding statutory values by Edison S.p.A. assets (Delmi Group), by payment of a substitute tax.

Net Group Earnings

The consolidated profit of operating activities, net of the applicable taxes, totalled 272 million euros (362 million euros at 30 September 2006).

Net income from non-current assets sold or available for sale is negative by 1 million euros at 30 September 2007 (positive by 8 million euros at 30 September 2006) and refers to some Ecodeco Group businesses available for sale.

Consolidated net profits pertaining to the Group totalled 162 million euros (223 million at 30 September 2006), after the profits of the minorities in the Delmi Group (TDE/Edison) and the Ecodeco Group, totalling 109 million euros, have been deducted.

Net employed capital and net financial position

At 30 September 2007 the consolidated net employed capital totalled 8,947 million euros, made up of net equity for 4,351 million euros (2,347 million of which minorities) and net financial indebtedness for 4,596 million euros (4,915 million euros at 31 December 2006).

The amount of net employed capital increased by60 million euros compared to 31 December 2006 mainly following an increase in intangible assets (+209 million euros) and shareholdings (+94 million euros), partially offset by a fall in tangible assets (-119 million euros) a decrease in working capital (-30 million euros) and a decrease in assets available for sale (-78 million euros).

The consolidated net financial position, equal to 4,596 million euros at 30 September 2007, shows an improvement of 319 million euros compared to the close of the previous year, made up of 715 million euros from the *cash flow* generated by the current operation and 255 million euros from the *cash flow* generated by the variations in the shareholder's equity, partially offset by investments that absorbed resources worth 651 million euros.

The *cash flow* generated by the current operations has increased by142 million euros compared to 30 September 2006, mainly because of the improvement in working capital.

Investments, net of the sale of Serene S.p.A. by the Delmi Group, absorbed resources totalling 651 million euros (434 million euros at 30 September 2006). These investments consist mainly of investments net of tangible and intangible assets (516 million euros), shareholdings (97 million euros), and own shares (38 million euros).

The *free cash flow* equals 64 million euros (139 million euros at 30 September 2006).

The variations in the shareholder's equity generated resources for 255 million euros (121 million euros at 30 September 2006), mainly due to the following factors: 260 million euros from the conversion of Edison Warrants, 105 million euros from having considered the Edison Warrants held by Transalpina di Energia S.r.l. as exercised, 109 million euros for the share of earnings due to minorities, partly offset by the payment of dividends for 125 million euros by parent company AEM

S.p.A. and by the reduction in minorities for 93 million euros, after AEM S.p.A. exercised its call option on 64% of the share capital of Ecodeco S.r.l., and the stipulation of call/put options on the remaining 6% of share capital.

Due to the above-mentioned sequence of events, the net financial position is improved by about 319 million euros compared to 31 December 2006 and by almost 860 million euros compared to 30 September 2006.

The net indebtedness of the Group, indicated above, includes total consolidated expenditure of approximately 346 million euros, in July, for AEM S.p.A.'s purchase of 64% of the share capital of Ecodeco, and Ecodeco S.r.l.'s purchase of 4.16% of the share capital of Fertilvita S.r.l., and the exercising of the call options on 2% of the share capital of Edipower S.p.A. held by AEM S.p.A., and the call option on 5% of the share capital of Edipower S.p.A. held by Edison S.p.A. (Delmi Group).

Expected evolution of operations

In the next few months, the Group will benefit from the expected entry into production of the new Simeri Crichi and Turbigo power stations, as well as the operational start-up of the new Canavese cogeneration heat pump power station in Milan. The policy of optimising the energy portfolio will continue in the last quarter of the year, favoured by the increased availability of hydroelectric production units compared to the last quarter of 2006, and the dynamic growth in electricity prices noted on the IPEX platform since September. Although there are uncertainties about the still-evolving legal scenario, the completion of the regulatory framework for revenues permitted for electricity distribution activities for the period 2004-2007 (the second regulatory period) is expected by the end of the year.
These prospects allow us to predict results that are an improvement compared to those of the previous year.

Important events after 30 September 2007

On 22 October 2007, an extraordinary meeting of AEM's shareholders approved plans to merge AMSA S.p.A. and ASM Brescia S.p.A. into AEM S.p.A. by incorporation, in the terms approved by the Board of Directors of AEM on 25 June 2007 and already announced publicly.

* * *

The Executive responsible for the drawing up of AEM S.p.A.'s company accounting documents, Paolo Rundeddu, certifies – in accordance with article 154-b, subsection 2 of the Consolidated Text on Finance (Legislative Decree 58/1998) – that the accounting information contained in this document corresponds to the documentary evidence, books and accounting records.

* * *

Note that the consolidated half year Report is not audited.

Balance Sheet classified according to sources and investments

(in millions of Euros)	30.09.2007	31.12.2006 *restated*	Changes	% 07/06
EMPLOYED CAPITAL				
Net capital assets	**8,994**	**8,826**	**168**	**1.9**
- Tangible assets	6,907	7,026	(119)	(1.7)
- Fixed assets	17	20	(3)	(15.0)
- Intangible assets	2,741	2,532	209	8.3
- Investments and other non-current financial sssets	939	845	94	11.1
- Deferred tax liabilities	(787)	(769)	(18)	2.3
- Risk funds	(620)	(618)	(2)	0.3
- Benefit to emplyees	(203)	(210)	7	(3.3)
Working capital	**(39)**	**(9)**	**(30)**	**n.s.**
- Inventories	269	257	12	4.7
- Short-term credits	1,579	1,903	(324)	(17.0)
- Other current assets	18	13	5	38.5
- Current derivatives assets/liabilities	(20)	(4)	(16)	400.0
- Due to suppliers	(1,026)	(1,318)	292	(22.2)
- Other debts	(831)	(849)	18	(2.1)
- Other current liabilities	(28)	(11)	(17)	154.5
Assets/liabilities destined for sale	**(8)**	**70**	**(78)**	**n.s.**
TOTAL EMPLOYED CAPITAL	**8,947**	**8,887**	**60**	**0.7**
SOURCES OF COVER				
Net equity	**4,351**	**3,972**	**379**	**9.5**
Net long-term financial debt	3,775	3,078	697	22.6
Net short-term financial debt	821	1,837	(1,016)	(55.3)
Total net financial position	**4,596**	**4,915**	**(319)**	**(6.5)**
TOTAL COVER	**8,947**	**8,887**	**60**	**0.7**

Financial position

(in millions of Euros)	30.09.2007	30.09.2006 *Restated*
OPENING NET FINANCIAL POSITION	**(4,915)**	**(5,716)**
Net income for the year/period	162	223
Depreciation and amortization	429	390
Changes in assets and liabilities	124	(40)
Cash flow generated by current operations	**715**	**573**
Net investments in tangible, intangible & financial assets	**(651)**	**(434)**
Changes in net third party shareholder's equity	348	184
Changes in net shareholder's equity	(93)	(63)
Cash flow generated by changes in net sharholder's equity	**255**	**121**
CLOSING NET FINANCIAL POSITION	(4,596)	(5,456)

For further details refer to the Consolidated Financial Statement

(in milioni di euro)	**30/09/2007**	**31/12/2006 Restated**
Details of the Net Finanacial Position		
Bonds - non-current quota	1,114	1,141
Non-current bank loans	2,437	1,665
Non-current debts to other financing institutions	222	256
Non-current financial leasing	40	53
Non current financial liabilities	3	3
Non-current financial assets	(41)	(40)
Bonds - current quota	25	741
Current bank loans	835	1,221
Current debts to other financing institutions	60	116
Current financial leasing	17	16
Financial liabilities due to parent company	29	25
Curent financial liabilities	9	14
Financial debts in liabilities destined for sale	-	32
Financial debts to companies destined for sale	8	-
Current financial assets	(75)	(66)
Financial credits in assets destined for sale	(8)	-
Liquidity and equivalents	(79)	(253)
Liquidity and equivalents included in assets destined for sale	-	(9)
Total Net Financial Position	***4,596***	***4,915***

The Group's balance sheet, income statement, financial statement of cash flow and variations in the consolidated shareholder's equity are attached.

Income statement

(millions euros)	01/01/2007 30/09/2007	01/01/2006 30/09/2006 RESTATED	3° QTR. 2007	3° QTR 2006 RESTATED
REVENUES				
REVENUES FROM SALES	4,687	4,594	1,513	1,407
REVENUES FROM SERVICES RENDERED	139	134	42	45
REVENUES FROM LONG TERM CONTRACTS	7	19	1	8
OTHER OPERATING REVENUES	136	206	41	65
TOTAL REVENUES	**4,969**	**4,953**	**1,597**	**1,525**
OTHER OPERATING INCOME	**68**	**101**	**19**	**30**
TOTAL REVENUES AND OTHER OPERATING INCOME	**5,037**	**5,054**	**1,616**	**1,555**
OPERATING COSTS				
COSTS FOR RAW MATERIALS AND CONSUMABLES	2,803	2,834	907	827
COSTS FOR SERVICES	697	655	237	235
OTHER OPERATING COSTS	249	305	74	89
TOTAL OPERATING COSTS	**3,749**	**3,794**	**1,218**	**1,151**
PAYROLL AND RELATED COSTS	**200**	**196**	**63**	**61**
GROSS OPERATING INCOME	**1,088**	**1,064**	**335**	**343**
DEPRECIATION, AMORTIZATION AND WRITE-DOWNS	**464**	**448**	**164**	**143**
NET OPERATING INCOME	**624**	**616**	**171**	**200**
INCOME (EXPENSES) FROM REVALUATIONS OF FINANCIAL ASSETS HELD FOR TRADING	1	(1)	5	1
OTHER INCOME (EXPENSES) FROM DERIVATIVES	8	(7)	(1)	5
INCOME (EXPENSES) FROM DISPOSAL OF FINANCIAL ASSETS AVAILABLE FOR SALE	(10)	1	(9)	-
FINANCIAL CHARGES	194	188	65	65
INCOME (EXPENSES) FROM FINANCIAL ASSETS	33	36	9	15
TOTAL FINANCIAL OPERATION	**(162)**	**(159)**	**(61)**	**(44)**
SHARE OF INCOME AND EXPENSES ARISING FROM THE ASSESSMENT IN ACCORDANCE WITH THE EQUITY METHOD	-	1	-	-
GAINS (LOSSES) FROM THE DISPOSAL OF TANGIBLE ASSETS	2	(2)	(1)	-
OTHER NON OPERATING INCOME	16	29	3	3
OTHER NON OPERATIVE COSTS	14	28	5	2
EARNINGS (LOSS) BEFORE TAX	**466**	**457**	**107**	**157**
CHARGES (INCOME) FROM INCOME TAX	194	95	43	101
PROFIT (LOSS) FROM CURRENT OPERATIONS NET OF TAXES	**272**	**362**	**64**	**56**
NET RESULT OF NON-CURRENT ASSETS SOLD OR DESTINED TO BE SOLD	(1)	8	-	7
NET PROFIT (LOSS)	**271**	**370**	**64**	**63**
THIRD PARTY PROFIT (LOSS)	(109)	(147)	(18)	(29)
GROUP NET PROFIT FOR THE PERIOD/YEAR	**162**	**223**	**46**	**34**

Balance sheet

(in millions of Euros)	30/09/2007	31/12/2006 Restated	30/09/2006 Restated
NON-CURRENT ASSETS			
Tangible assets	6,907	7,026	7,206
Fixed assets	17	20	22
Intangible assets	2,741	2,532	2,543
Financial assets	88	61	42
Other non current financial assets	578	507	384
Non current derivatives	268	263	276
Income tax receivables	32	46	146
Other non-current receivables	9	2	4
Restricted or allocated fund	4	5	5
Other non current assets	**10,644**	**10,462**	**10,628**
CURRENT ASSETS			
Inventories	269	257	329
Current financial assets	7	19	212
Current derivatives	98	71	83
Tax credits	51	54	53
Accounts receivables	1,528	1,849	1,513
Cash and cash equivalents	79	253	194
Other current assets	18	13	22
TOTAL CURRENT ASSETS	**2,050**	**2,516**	**2,406**
NON-CURRENT ASSETS DESTINED FOR SALE	**8**	**116**	**474**
TOTAL ASSETS	**12,702**	**13,094**	**13,508**
NET EQUITY AND LIABILITIES			
NET EQUITY			
Share capital	936	936	936
(Own shares)	(63)	(25)	(25)
Legal reserve	102	94	94
Other reserves	867	673	594
Net income for the year/period	162	295	223
Group Net Equity	**2,004**	**1,973**	**1,822**
Minority interests	2,347	1,999	1,975
Total Net Equity	**4,351**	**3,972**	**3,797**
LIABILITIES			
NON-CURRENT LIABILITIES			
Medium/long term financial liabilities	3,816	3,118	4,148
Deferred tax liabilities	787	769	774
Benefits to employees	203	210	209
Risk funds	620	618	618
Other non-current liabilities	227	194	190
Total non-current liabilities	**5,653**	**4,909**	**5,939**
CURRENT LIABILITIES			
Trade and other payables	1,487	1,886	1,671
Tax liabilities	143	86	173
Short-term financial liabilities	1,032	2,161	1,614
Other liabilities	28	11	31
Total current liabilities	**2,690**	**4,144**	**3,489**
Total liabilities	**8,343**	**9,053**	**9,428**
LIABILITIES DIRECTLY ASSOCIATED TO NON-CURRENT ASSETS DESTINED FOR SALE	**8**	**69**	**283**
TOTAL NET EQUITY AND LIABILITIES	**12,702**	**13,094**	**13,508**

Statement of cash flows

CONSOLIDATED FINANCIAL STATEMENT (vaues in millions of Euros)	At 30/09/2007	At 31/12/2006 Restated	At 30/09/2006 Restated
OPENING	262	242	242
Operating activity/Operations			
Net income for the period	162		223
Net income for the year		295	
Non-monetary flows::			
Tangible assets depreciation	369	484	338
Intangible assets amortization	60	67	52
Change in provisions for employee benefit	-7	10	9
Change in other risk funds	2	-	-
Change in deferred taxes	18	-168	-164
Change in circulating capital:			
Change in trade and other receivables	314	-84	156
Change in inventories	-12	-55	-127
Change in trade and other paybles	-266	136	7
Change in assets of correlated parties (not fully consolidated)	4	31	30
Change in liabilities of correlated parties (not fully consolidated)	-7	4	1
Change in assets destined for sale	107	-107	-30
Change in liabilities concerning assets destined for sale	-29	37	78
Net financial flows from operations	**715**	**650**	**573**
Investments			
Net investment in tangible assets	-250	-494	-448
Transfer of fixed assets	3	4	2
Net investments in intangible assets	-269	-22	-16
Transfer of tangible assets		503	
Transfer of intangible assets		20	
Changes in financial investments	-97	-81	30
Purchase/transfer of own shares	-38	-2	-2
Net financial flow from investments	**-651**	**-72**	**-434**
Free cash flow	**64**	**578**	**139**
Financial assets			
Due to banks	387	-672	-156
Financial credits from third parties	11	-20	1
Financial credits from associated companies	-	1	-
Financial credits from companies destined for sale	-	-	-206
Financial derivatives assets	-22	10	-6
Financial credits in assets destined for sale	-8	-	-2
Partecipazioni di trading (held for trading)	-	9	9
Financial derivatives liabilities	-5	14	17
Financial debt in liabilities destined for sale	-32	32	206
Due to other financing instituitions	-90	23	-27
Bonds loans	-743	-145	-127
Current account liabilities due to parent company	4	-46	-36
Loans due to companies destined for sale	8	-	2
Lease payables incurred	-12	13	17
Change in net third party shareholder's equity (including third party result)	348	208	184
Changes in net shareholder's equity	32	122	44
Dividends paid	-125	-107	-107
Net financial flows from financing activity	**-247**	**-558**	**-187**
CHANGE IN CASH (banks and cash)	**-183**	**20**	**-48**
CASH AND EQUIVALENTS AT YEAR/PERIOD END	**79**	**262**	**194**

Variation in Shareholder's EquityTable of variations in net group shareholder's equity (date in millions of euros)

Table of variations in net group shareholder's equity
(millions of euros)

Description	Share Capital	Own Shares	Legal Reserve	Other Reserves	Group profit for the period/year	Group Total Net Equity	Minority Interests	Total Net Equity
Net equity at 31.12.2005 Restated	**936**	**-23**	**85**	**425**	**242**	**1,665**	**1,791**	**3,456**
2005 income allocation			9	233	-242			
Distribution of dividends				-107		-107	-62	-169
IAS 32 and IAS 39 reserves				58		58		58
Complete consolidation of the Ecodeco Group							95	95
Other changes		-2		-15		-17	4	-13
Group and Third Party net profit for the period					223	223	147	370
Net equity at 30.09.2006 Restated	**936**	**-25**	**94**	**594**	**223**	**1,822**	**1,975**	**3,797**
IAS 32 and IAS 39 reserves				73		73		73
Other changes				6		6	6	12
Group and Third Party net profit for the period					72	72	18	90
Net equity at 31.12.2006 Restated	**936**	**-25**	**94**	**673**	**295**	**1,973**	**1,999**	**3,972**
2006 income allocation			8	287	-295			
Distribution of dividends				-125		-125	-73	-198
IAS 32 and IAS 39 reserves				54		54	-2	52
Edison warrant exercised				14		14	351	365
Put option on Ecodeco and Fertilvita quotas							-93	-93
Put option on Delmi Spa shares				-30		-30	47	17
Other changes		-38		-6		-44	9	-35
Group and Third Party net profit for the period					162	162	109	271
Net equity at 30.09.2007	**936**	**-63**	**102**	**867**	**162**	**2,004**	**2,347**	**4,351**

***

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Investor Relations AEM S.p.A. Tel. (39) 027720.3879 ir@aem.it

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